Mail Stop 4561

June 4, 2007

Russell Freeman
Vice President and Chief Financial Officer
Perot Systems Corporation
2300 West Plano Parkway
Plano, Texas 75075

> **Re: Perot Systems Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 001-14773**

Dear Mr. Freeman:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief